UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release of Ocean Rig UDW Inc. dated November 14, 2012: Ocean Rig UDW Inc. Reports Financial and Operating Results for the Third Quarter 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: November 15, 2012	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 1

OCEAN RIG UDW INC. REPORTS FINANCIAL AND OPERATING

RESULTS FOR THE THIRD QUARTER 2012

November 14, 2012, Nicosia, Cyprus. Ocean Rig UDW Inc. (NASDAQ: ORIG), or the Company, an international contractor of offshore deepwater drilling services today announced its unaudited financial and operating results for the third quarter ended September 30, 2012.

Third Quarter 2012 Financial Highlights

➢

For the third quarter of 2012, the Company reported a net loss of $12.2 million, or $0.09 basic and diluted loss per share.

Included in the third quarter of 2012 results are:

-

Costs associated with the 10-year class survey for the Eirik Raude of $16.8 million, or $0.13 per share;

-

Non-cash write offs associated with the full repayment of the $1.04 billion senior secured credit facility totaling $18.3 million, or $0.14 per share; and

-

Non-cash mark-to-market losses on interest rate swaps totaling $3.3 million or $0.03 per share.

Excluding the above items, the Company’s net results would have amounted to a net income of $26.2 million, or $0.21 per share.

➢

The Company reported Adjusted EBITDA of $122.5 million for the third quarter of 2012, as compared to $132.6 million for the third quarter of 2011.(1)

Recent Events

-

Pursuant to the Company’s previous announcements related to potential contract awards for the Ocean Rig Poseidon and Ocean Rig Athena, the Company has been awarded two three-year contracts for each rig for drilling in Angola from two different major international oil companies.

-

On September 20, 2012, the Company signed a contract to construct a seventh generation ultra-deepwater drillship at Samsung Heavy Industries Co Ltd., or Samsung. This seventh generation drillship is a “sister ship” to the Company’s three newbuilding drillships currently under construction at Samsung, and is scheduled to be delivered in January 2015.

-

On September 20, 2012, the Company’s wholly-owned subsidiary, Drill Rigs Holdings Inc., issued $800.0 million of aggregate principal amount of 6.50% Senior Secured Notes due 2017 offered in a private offering, resulting in net proceeds of approximately $782.0 million. The Company used a portion of the net proceeds of the sale of the notes to repay the full amount outstanding under its $1.04 billion senior secured credit facility.

____________________________________

(1)Adjusted EBITDA is a non-GAAP measure; please see later in this press release for a reconciliation to net income.

-

On August 17, 2012, the Company entered into a drilling contract with Repsol for drilling operations offshore Brazil for our seventh generation drillship under construction scheduled to be delivered in July 2013, the Ocean Rig Mylos. The drilling contract has a three-year term, commencing upon delivery of the drillship from the shipyard, and has an estimated revenue backlog of approximately $700.0 million. Under the contract, Repsol also has options to extend the contract for up to two years beyond the initial three-year contract period.

-

In July 2012, the Company formally commenced syndication of a $1.35 billion senior secured term loan facility to partially finance our drillship newbuilding hulls Ocean Rig Mylos, Ocean Rig Skyros and Ocean Rig Athena. This facility will be led by DNB and Nordea and is expected to have a commercial tranche and two export credit agency or ECA tranches. The Company has received conditional commitments for the commercial tranche and one of the ECA tranches, and expects to finalize this transaction during the first quarter of 2013.

George Economou, Chairman and Chief Executive Officer of the Company commented:

"Adjusted for one-time factors, Ocean Rig reported solid results for the quarter, with our drilling units operating at acceptable levels of efficiency. The scheduled drydock of the Eirik Raude, which is scheduled to be completed in the fourth quarter of 2012, combined with costs mainly associated with two of our units preparing to work in Angola resulted in higher operating expenses. Following the completion of certain upgrades to the Leiv Eiriksson early next year, we look forward to having all six of our drilling units operating efficiently in their respective locations throughout the remainder of 2013. In addition, in 2014 we will enjoy the additional revenue contribution from our three newbuilding drillships scheduled to be delivered in 2013.

“We have recently been awarded two three-year drilling contracts for the Ocean Rig Poseidon and the Ocean Rig Athena and still have one letter of intent for a drilling contract for the Eirik Raude. Assuming this contract materializes, our total backlog will reach approximately $4.5 billion over three years and will provide Ocean Rig with substantial cash flow visibility and growth.

“During the quarter, our wholly-owned subsidiary, Drill Rigs Holdings, issued $800.0 million in senior secured notes to refinance indebtedness maturing in the second half of next year.  We also continued to work with our banks and commenced the syndication process for a $1.35 billion credit facility to fund the installments and other expenses due on delivery of our three 2013 newbuildings. The syndication is progressing smoothly and we expect to finalize it early next year. We also placed an order with Samsung for an additional newbuilding to be delivered in the first quarter of 2015.

“We believe the outlook for the ultra-deepwater drilling industry is very positive given the high level of demand we are continuing to witness for our units from all over the world. Oil company capital expenditures for 2012 and 2013 are projected to grow at a double-digit rate with most of this directed at exploration and production. An increasing number of large discoveries have also been announced in deepwater and ultra-deepwater in several new oil and gas provinces, which we believe will provide long-term demand for drilling units into the foreseeable future.

“Given strong industry fundamentals and the fact that there are very few ultra-deepwater units available in 2013, we expect to further increase our already substantial backlog by entering into contracts for our two remaining units available in 2013. We continue to build on the Ocean Rig story and have positioned the company to build further on this strong platform to become the preferred contractor in the ultra deepwater sector."

Financial Review: 2012 Third Quarter

The Company recorded a net loss of $12.2 million, or $0.09 basic and diluted loss per share, for the three-month period ended September 30, 2012, as compared to a net income of $49.1 million, or $0.37 basic and diluted earnings per share, for the three-month period ended September 30, 2011. Adjusted EBITDA was $122.5 million for the third quarter of 2012, as compared to $132.6 million for the same period in 2011. (1)

Revenues from drilling contracts increased by $59.7 million to $285.7 million for the three-month period ended September 30, 2012, as compared to $226.0 million for the same period in 2011.

Rig operating expenses and total depreciation and amortization increased to $160.1 million and $56.5 million, respectively, for the three-month period ended September 30, 2012, from $84.6 million and $43.1 million, respectively, for the three-month period ended September 30, 2011. Total general and administrative expenses increased to $20.4 million in the third quarter of 2012 from $10.6 million during the comparative period in 2011.

Fleet List

The table below describes our fleet profile as of November 14, 2012:

Drilling Rigs / Drillships:

Unit	Year built	Redelivery	Operating area	Backlog ($m)
Leiv Eiriksson	2001	Q4 – 12	Falkland Islands	$17
Leiv Eiriksson	2001	Q1 – 16	North Sea	$653
Eirik Raude	2002	Q1- 13	West Africa	$75
Ocean Rig Corcovado	2011	Q2 – 15	Brazil	$420
Ocean Rig Olympia	2011	Q3- 15	Angola	$580
Ocean Rig Poseidon	2011	Q2 – 13	Africa	$85
Ocean Rig Poseidon	2011	Q2- 16	Angola	$781
Ocean Rig Mykonos	2011	Q1 – 15	Brazil	$390
Newbuildings
Ocean Rig Mylos	2013	Q3- 16	Brazil	$677
Ocean Rig Skyros	2013	N/A	N/A	N/A
Ocean Rig Athena	2013	Q1-17	Angola	$745
Newbuilding TBN	2015	N/A	N/A	N/A
Total				$4,423

______________________________________________________

(1)Adjusted EBITDA is a non-GAAP measure; please see later in this press release for a reconciliation to net income.

Ocean Rig UDW Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended September 30,		Nine months Ended September 30,
	2011	2012	2011	2012

REVENUES:
Revenues from drilling contracts	$226,036	$285,662	$461,991	$712,152

EXPENSES:
Drilling rig operating expenses	84,639	160,098	188,777	390,490
Depreciation and amortization	43,095	56,538	108,003	168,025
General and administrative expenses and other	10,566	20,369	32,324	60,252
Legal settlements and other	-	(1,870)	-	4,524

Operating income	87,736	50,527	132,887	88,861

OTHER INCOME/(EXPENSES):
Interest and finance costs, net of interest income	(17,020)	(29,222)	(24,600)	(86,048)
Loss on interest rate swaps	(15,542)	(21,174)	(34,158)	(32,114)
Other, net	1,738	(1,335)	2,994	582
Income taxes	(7,778)	(10,975)	(17,556)	(32,603)
Total other expenses	(38,602)	(62,706)	(73,320)	(150,183)

Net income/ (loss)	$49,134	$(12,179)	$59,567	$(61,322)

Earnings/ (loss) per common share, basic and diluted	$0.37	$(0.09)	$0.45	$(0.47)
Weighted average number of shares, basic and diluted	131,696,928	131,696,928	131,696,928	131,696,928

Ocean Rig UDW Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2011	September 30, 2012

ASSETS
Cash and restricted cash (current and non-current)	$432,978	$668,163
Other current assets	188,471	220,664
Advances for drillships under construction	754,925	835,033
Drilling rigs, drillships, machinery and equipment, net	4,538,838	4,438,376
Other non-current assets	100,143	83,143
Total assets	6,015,355	6,245,379

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt	2,735,765	2,895,331
Total other liabilities	281,134	374,860
Total stockholders’ equity	2,998,456	2,975,188
Total liabilities and stockholders’ equity	$6,015,355	$6,245,379

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization, gains or losses on interest rate swaps and class survey costs. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations and efficiency. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended September 30,		Nine months Ended September 30,
	2011	2012	2011	2012
Net income/ (loss)	$49,134	(12,179)	59,567	$(61,322)

Add: Net interest expense	17,020	29,222	24,600	86,048
Add: Depreciation and amortization	43,095	56,538	108,003	168,025
Add: Income taxes	7,778	10,975	17,556	32,603
Add: Loss on interest rate swaps	15,542	21,174	34,158	32,114
Add: Class survey costs	-	16,773	15,258	21,579
Adjusted EBITDA	$132,569	122,503	259,142	$279,047

Drill Rigs Holdings Inc - Supplemental Information

Leiv Eiriksson

The Leiv Eiriksson will commence its mobilization from the Falkland Islands to Norway in mid December. Upon arrival, the rig is scheduled to go on drydock at a Norwegian yard to complete scheduled equipment and winterization upgrades related to the Rig Management contract. It will then undergo acceptance testing at the drilling location in Norway and is expected to commence drilling operations that will last for three years on or before mid April. The Company will receive approximately $82.0 million for mobilization plus fuel costs and equipment upgrades. We estimate total upgrade costs to be approximately $90.0 million. All such revenues received and the majority of costs, including operating expenses, incurred during this period, will be capitalized and expensed through the duration of the Rig Management contract.

Eirik Raude

The Eirik Raude contract with Ophir Services finished in September 2012. The Eirik Raude then mobilized from Equatorial Guinea to Las Palmas, Spain, where she arrived on October 8, 2012 in order to commence its scheduled 10-year class survey. During the class survey works and drydock, the unit is earning zero revenue and operating expenses are accounted for on an “as incurred” basis. The majority of actual drydock- and class survey-related expenses currently expected to be up to $65.0 million will also be accounted for on an “as incurred” basis.  The Eirik Raude is expected to leave the shipyard on or before December 15, 2012. While most of these expenses will be incurred in the fourth quarter of 2012, we already incurred approximately $17.0 million in expenses during the third quarter of 2012 and $5.0 million during the first half of 2012. Following the completion of the scheduled 10-year class survey, the Eirik Raude will mobilize to Liberia with expected mobilization fees of $15.0 million plus fuel costs to commence the contract with European Hydrocarbons.

Summary Financials:

	Year Ended	Nine Months Ended
	December 31, 2011	September 30, 2012
(Dollars in thousands)
Total revenue………………………………	$	$267,800
Adjusted EBITDA ..……………………….		106,682
Total assets…………………………………	1,342,648	1,289,789
Total debt, net of financing fees………..	(519,731)	(780,415)
Shareholders equity………………………	(730,198)	(452,558)
Total cash and cash equivalents……….…	41,669	66,200
Capital expenditures (1)………………….	$ (20,065)	$(19,712)
(1) Capital expenditures represent additions to fixed assets in addition to items expensed for the Leiv Eiriksson and Eirik Raude class survey amounting to $0 and $21.6 million, respectively.

Adjusted EBITDA reconciliation:

(Dollars in thousands)

Three Months Ended

September 30,

Nine months Ended

September 30,

2011

2012

2011

2012

Net income/ (loss)

$

36,833

(6,947)

99,746

87

Add: Net interest expense

11,813

10,292

16,783

23,566

Add: Depreciation and amortization

18,723

17,799

56,219

55,205

Add: Income taxes

668

4,775

3,550

6,245

Add: Class survey costs

-

16,773

15,258

21,579

Adjusted EBITDA

$

68,037

42,692

191,556

106,682

Conference Call and Webcast: November 15, 2012

As announced, the Company’s management team will host a conference call, on Thursday, November 15, 2012 at 8:00 a.m. Eastern Standard Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Ocean Rig"

A replay of the conference call will be available until November 22, 2012. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 55592075#.

A replay of the conference call will also be available on the Company’s website at www.ocean-rig.com under the Investor Relations section.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Ocean Rig UDW Inc. website www.ocean-rig.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Ocean Rig UDW Inc.

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. The company owns and operates 10 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 8 ultra deepwater drillships, 3 of which remain to be delivered to the company during 2013 and 1 during 2015.

Ocean Rig’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “ORIG”

Visit the Company’s website at www.ocean-rig.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements relate to Ocean Rig’s expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “seek,” and similar expressions. Forward-looking statements reflect Ocean Rig’s current views and assumptions with respect to future events and are subject to risks and uncertainties.

The forward-looking statements in this release are based upon various assumptions, may of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Ocean Rig’s records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig’s control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.

Important factors that, in Ocean Rig’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include (i) factors related to the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs; (ii);hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) changes in laws and governmental regulations, particularly with respect to environmental matters; (iv) the availability of competing offshore drilling vessels; (v) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vi) the performance of our rigs; (vii) our ability to procure or have access to financing and comply with our loan covenants; (viii) our ability to successfully employ our drilling units; (ix) our capital expenditures, including the timing and cost of completion of capital projects; and (x) our revenues and expenses. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Risks and uncertainties are further described in reports filed by Ocean Rig UDW Inc. with the U.S. Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: oceanrig@capitallink.com